Exhibit 99.1

Dear Colleagues,

I am pleased to announce that, subject to stockholder approval, our Board of Directors has approved a voluntary stock option exchange program (“Option Exchange Program”).

At Gogo, long-term equity incentive compensation has been a critical part of our total compensation program for key employees. Through equity-based grants of stock options and restricted stock units, our goal is and has been to motivate our employees to work toward our success and reward their contributions by allowing them to benefit from increases in the value of our shares, ultimately creating an alignment among our employees and our stockholders.

Due to the significant decline of our stock price during the last few years, many of you now hold stock options with exercise prices significantly higher than the current market price of our common stock (known as “underwater” stock options).

If we receive stockholder approval, the Option Exchange Program would give eligible employees a one-time opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options that will be granted with an exercise price equal to the share price on the date of the grant. The number of new stock options would be determined using exchange ratios determined by our Compensation Committee using a Black-Scholes option pricing model intended to ensure that outstanding underwater stock options having a similar range of values are treated in the same manner.

More information about the Option Exchange Program is provided in the enclosed Frequently Asked Questions (“FAQ”), including:

1. who would be eligible to participate,

2. which stock options might qualify,

3. how the exchange of certain stock options would work,

4. vesting schedule of the new options, and

5. when the Option Exchange Program would take place.

Additional information about the proposed Option Exchange Program will be available in a preliminary proxy statement that we expect to file with the Securities and Exchange Commission (“SEC”) next week and in a definitive proxy statement, once it is filed with the SEC.

The information contained in the FAQ is intended to provide you with high-level information about the proposed Option Exchange Program. If we receive the necessary stockholder approval, we will send additional detailed information about the terms of the Option Exchange Program to eligible employees at the time the Option Exchange Program begins.

Since joining Gogo in March 2018, I see evidence of your hard work every day and am thankful for your continued partnership. I’m pleased that our Board of Directors recognizes your contributions as well and shares my enthusiasm for restoring motivating incentives for achieving Gogo’s long-term success.

Regards,

Oak

Important Legal Information

This communication does not constitute an offer to holders of the Gogo’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if Gogo’s stockholders first approve the Option Exchange Program.

The Option Exchange Program described in this communication has not yet commenced. Gogo will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Even if stockholder approval is obtained, Gogo may decide not to implement the Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Gogo stockholders and option holders will be able to obtain the written materials described above and the other documents filed by Gogo with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 111 N. Canal St., Suite 1500, Chicago, IL 60606.